(As filed with the Securities and Exchange Commission on October 18, 2005)


                                                               File No. 70-10307


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
       -------------------------------------------------------------------


                                   FORM U-1/A


                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.
                               Ohio Edison Company
                   The Cleveland Electric Illuminating Company
                            The Toledo Edison Company
                           Pennsylvania Power Company
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)


     ----------------------------------------------------------------------


                                FIRSTENERGY CORP.


          (Name of top registered holding company parent of applicants)


     -----------------------------------------------------------------------


          Leila L. Vespoli                      Douglas E. Davidson, Esq.
      Senior Vice President and                  Thelen Reid & Priest LLP
           General Counsel                           875 Third Avenue
          FirstEnergy Corp.                      New York, New York 10022
        76 South Main Street
          Akron, Ohio 44308

                        (Names and addresses of agents for service)


     -----------------------------------------------------------------------

         The Application/Declaration filed in this proceeding on May 23, 2005, as previously amended and restated in its entirety by Amendments No. 1 and 2, filed on June 7, 2005 and July 18, 2005, respectively, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS
         ------------------------------------

         1.1  Introduction.

         FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ FirstEnergy directly owns all of the outstanding common stock of Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), and The Toledo Edison Company ("Toledo Edison"), and indirectly through Ohio Edison owns all of the outstanding common stock of Pennsylvania Power Company ("Penn Power")./2/ Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are referred to herein as the "Utility Subsidiaries." FirstEnergy and the Utility Subsidiaries are referred to herein as the "Applicants."

         Ohio Edison was organized under the laws of the State of Ohio in 1930 and owns property and does business as an electric public utility in that state. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in a 7,500 square mile area of central and northeastern Ohio having a population of approximately 2.8 million.

         Ohio Edison owns all of Penn Power's outstanding common stock. Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania having a population of approximately 300,000.

         Cleveland Electric was organized under the laws of the State of Ohio in 1892 and does business as an electric public utility in that state. Cleveland Electric engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio having a population of approximately 1.9 million. It also has ownership interests in certain generating facilities located in Pennsylvania.


----------

1 See FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), as supplemented by Holding Co. Act Release No. 27463 (Nov. 8, 2001) (the "Merger Order").

2 FirstEnergy's other public utility subsidiaries are Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, York Haven Power Company, The Waverly Electric Power & Light Company and American Transmission Systems, Incorporated. These companies are not applicants in this proceeding.

         Toledo Edison was organized under the laws of the State of Ohio in 1901 and does business as an electric public utility in that state. Toledo Edison engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio having a population of approximately 800,000. It also has interests in certain generating facilities located in Pennsylvania.

         Filed herewith as Exhibit H is a table showing the components of consolidated capitalization as of June 30, 2005, of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison.


         The Applicants are requesting authorization herein for certain transactions that are related to the sale of their respective interests in certain fossil-fuel and hydroelectric generating facilities owned by the Utility Subsidiaries to FirstEnergy Generation Corp. ("FE GenCo"), which is a direct wholly-owned subsidiary of FirstEnergy Solutions Corp. ("FE Solutions") and an indirect subsidiary of FirstEnergy. FE GenCo is an "exempt wholesale generator" ("EWG") under Section 32 of the Act. These asset transfers are in furtherance of FirstEnergy's Ohio and Pennsylvania corporate separation plans, which were described in FirstEnergy's Application/Declaration for authorization to merge with GPU, Inc. ("GPU").

         1.2 Description of Generating Facilities to be Transferred by the Utility Subsidiaries.
--------------------------------------------------------------------------------

         The Utility Subsidiaries own, individually or together as tenants in common, interests in the following fossil-fuel and hydroelectric generating plants:/3/



----------------------- ------------------ ---------- --------------------------

       PLANT                   LOCATION       MW               OWNERSHIP%
----------------------- ------------------ ---------- --------------------------

Ashtabula 5             Ashtabula, OH         244     Cleveland Electric 100%
----------------------- ------------------ ---------- --------------------------

Bay Shore 1-4           Toledo, OH            631     Toledo Edison 100%
Bay Shore Peaking                             17
----------------------- ------------------ ---------- --------------------------

R.E. Burger 3-5         Shadyside, OH         406     Ohio Edison 100%
----------------------- ------------------ ---------- --------------------------

R.E. Burger Peaking     Shadyside, OH          7      Ohio Edison 85.6%
                                                      Penn Power 14.4%
----------------------- ------------------ ---------- --------------------------

Eastlake 1-5            Eastlake, OH         1,233    Cleveland Electric 100%
Eastlake Peaking                               29
----------------------- ------------------ ---------- --------------------------

Lakeshore 18            Cleveland, OH          245    Cleveland Electric 100%
Lakeshore Peaking                               4
----------------------- ------------------ ---------- --------------------------


----------
3 The Utility Subsidiaries do not propose to transfer their remaining percentage ownership interests in certain fossil-fuel units that are not now being leased by FE GenCo, as described in Item 1.3 below.

Bruce Mansfield 1       Shippingport, PA       780    Ohio Edison 60%
                                                      Penn Power 33.5%
----------------------- ------------------ ---------- --------------------------

Bruce Mansfield 2       Shippingport, PA       780    Ohio Edison 43.06%
                                                      Penn Power 9.36%
                                                      Cleveland Electric 1.68%
----------------------- ------------------ ---------- --------------------------

Bruce Mansfield 3       Shippingport, PA       800    Ohio Edison 49.34%
                                                      Penn Power 6.28%
----------------------- ------------------ ---------- --------------------------

W.H. Sammis 1-6         Stratton, OH         1,620    Ohio Edison 100%
----------------------- ------------------ ---------- --------------------------

W.H. Sammis 7           Stratton, OH           600    Ohio Edison 48%
                                                      Penn Power 20.8%
                                                      Cleveland Electric 31.2%
----------------------- ------------------ ---------- --------------------------

W.H. Sammis Peaking     Stratton, OH           13     Ohio Edison 85.6%
                                                      Penn Power 14.4%
----------------------- ------------------ ---------- --------------------------

Edgewater Peaking       Lorain, OH             48     Ohio Edison 86%
                                                      Penn Power 14.0%
----------------------- ------------------ ---------- --------------------------

Richland Peaking 1-3    Defiance, OH           42     Toledo Edison 100%
----------------------- ------------------ ---------- --------------------------

Seneca                  Warren, PA             435    Cleveland Electric 100%
----------------------- ------------------ ---------- --------------------------

West Lorain             Lorain, OH             120    Ohio Edison 100%
Peaking Unit 1
----------------------- ------------------ ---------- --------------------------

Mad River Peaking       Springfield, OH         60    Ohio Edison 85.6%
                                                      Penn Power 14.4%
----------------------- ------------------ ---------- -------------------------

Stryker Peaking         Springfield, OH         18    Toledo Edison 100%
----------------------- ------------------ ---------- ------------------------

1.3  Sale of Fossil and Hydroelectric Plants to FirstEnergy Generation Corp.
     -----------------------------------------------------------------------

         Currently, the Utility Subsidiaries lease all of the fossil and hydroelectric generating plants listed in the table above to FE GenCo, which, as indicated, has previously been certified by the Federal Energy Regulatory Commission ("FERC") as an EWG./4/ FE GenCo leases and operates these plants pursuant to the terms of a Master Facility Lease ("Master Lease"), dated as of January 1, 2001 (incorporated herein by reference as Exhibit B-1). The Master Lease, which became effective on January 1, 2001, and has a term of twenty years, was intended as the first step in the eventual transfer of ownership of the leased plants to FE GenCo. The Master Lease is a net lease that, among other things, obligates FE GenCo, as lessee, to pay for all capital improvements to


----------
4 FE GenCo was approved by the FERC as an EWG on April 6, 2001. FirstEnergy Generation Corp., 95 FERC P. 62,018 (2001).

the leased plants. To date, FE GenCo has expended more than $900 million for major capital improvements to the leased plants.

         Pursuant to Section 12 of the Master Lease, FE GenCo has an option to purchase the leased generating plants for the purchase price per unit listed in Exhibits A through D to the Master Lease. Section 12 of the Master Lease further provides that, upon exercise of the purchase option, FE GenCo may pay the purchase price either in cash or by executing a promissory note, secured by a lien on the transferred assets.

         Each of the Utility Subsidiaries and FE GenCo has entered into a Fossil Purchase and Sale Agreement ("Fossil PSA"), filed herewith as Exhibits B-2 through B-5. Under the Fossil PSAs, FE GenCo has agreed to purchase each Utility Subsidiary's fossil units (and, in the case of Cleveland Electric, one hydroelectric generating facility) plus all of the seller's right, title and interest in and to any and all contracts, fuel, spare parts, inventories, equipment, supplies and other assets associated with the transferred units for an amount equal to the purchase price set forth in section 2.2 of each Fossil PSA (the "Purchase Price"), as follows: Ohio Edison - $980 million; Penn Power - $125 million; Cleveland Electric - $389 million;/5/ and Toledo Edison - $88 million, as adjusted through closing to reflect the value of any additional assets or liabilities transferred by the selling Utility Subsidiary to FE GenCo. In addition, under each Fossil PSA, FE GenCo has agreed to assume and discharge all of the liabilities and obligations of the selling Utility Subsidiary that are related to the purchased units (e.g., accumulated deferred income taxes and asset retirement obligations).

         As consideration for the purchased units, FE GenCo will deliver to the selling Utility Subsidiary its secured promissory note ("FE GenCo Note") in the form filed herewith as Exhibits B-10 through B-13. The principal amount of each FE GenCo Note will be equal to the Purchase Price for the transferred units, as adjusted through closing, will be secured by a lien on the purchased units, bear interest at a rate per annum based on the average weighted cost of long-term debt of the Utility Subsidiary to which the FE GenCo Note is issued, and mature twenty years after the date of issuance. FE GenCo may prepay the FE GenCo Notes at any time, in whole or in part, without penalty. Exhibit I hereto shows the calculation of the average weighted cost of long-term debt of each of the Utility Subsidiaries as of September 30, 2005.

         If the transactions described above had closed on June 30, 2005, the principal amount of the FE GenCo Notes issued to the Utility Subsidiaries would have been as follows: Ohio Edison - $1,035 million; Penn Power - $125 million; Cleveland Electric - $454 million; and Toledo Edison - $102.6 million. The exact principal amount of each FE GenCo Note delivered at closing may vary slightly as a result of further adjustments through closing. Under each Fossil PSA, FE GenCo has also agreed that, upon request of the selling Utility Subsidiary, it will assume the selling Utility Subsidiary's liabilities and obligations with respect to certain outstanding pollution control revenue bonds ("PCRBs") that were


----------
5 The Purchase Price set forth in section 2.2 of the Fossil PSA for Cleveland Electric ($408 million) failed to account for the retirement of one small unit (Ashtabula C), which is not being transferred to FE GenCo, and was based on an incorrect value for another unit (Mansfield Unit 2).

issued to finance pollution control equipment related to the purchased plants./6/ If PCRB obligations are assumed by FE GenCo at or prior to closing, then the principal amount thereof will reduce the principal amount of the applicable FE GenCo Note delivered by FE GenCo at closing. If FE GenCo assumes PCRB obligations after closing, the principal amount so assumed will represent a payment of principal on the applicable FE GenCo Note delivered at closing.

         The Utility Subsidiaries have obtained releases under their respective first mortgage bond indentures for the fossil and hydroelectric units to be transferred to FE GenCo.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are not expected to exceed $40,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------

         3.1  General.
              ------

         Sections 9(a), 10, and 12(b) of the Act and Rule 45 thereunder are applicable to the proposed acquisition by the Utility Subsidiaries of the FE GenCo Notes. The transfer of the fossil and hydroelectric plants to FE GenCo, which is an EWG, is exempt under Section 32(c)(B) of the Act, since the Public Utilities Commission of Ohio ("PUCO"), Pennsylvania Public Utility Commission ("PPUC"), New Jersey Board of Public Utilities ("NJBPU") and New York Public Service Commission ("NYPSC") have each made the requisite findings under Section 32(c) of the Act. (See Exhibits D-6, D-8, D-10 and D-12.)

         3.2  Rules 53 and 54.
              ---------------

         Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

----------
6 Currently, the Utility Subsidiaries have outstanding obligations in respect of PCRBs in approximately the following principal amounts: Ohio Edison - $471 million; Penn Power - $63 million; Cleveland Electric - $362 million; and Toledo Edison - $69 million.

         FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order and the 2003 Financing Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.9 billion as of June 30, 2005, would be $950 million. The Merger Order and the 2003 Financing Order also specify that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

         As of June 30, 2005, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1 billion,/7/ an amount significantly below the $5 billion amount authorized in the Merger Order. On a pro forma basis, taking into account the sale of the fossil-fuel and hydroelectric units to FE GenCo, FirstEnergy's "aggregate investment" in EWGs and FUCOs as of June 30, 2005 would be approximately $2.6 billion, which is still below the $5 billion threshold authorized under the Merger Order and 2003 Financing Order. Additionally, as of June 30, 2005, FirstEnergy's consolidated retained earnings were $1.9 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

         In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of June 30, 2005, FirstEnergy's consolidated capitalization consisted of 43.3% common equity, 1.1% cumulative preferred stock, 52.8% long-term debt and 2.8% notes payable. As of December 31, 2001, those ratios were as follows:
30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger


----------
7 This $1 billion amount represents Current Investments only. As of June 30, 2005, FirstEnergy had no GenCo Investments.

Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa").(8)

         The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior secured credit ratings for those utility subsidiaries that currently have ratings for senior secured debt:


   -------------------------- ---------------------- ------------- ------------

   Subsidiary                 Standard & Poors/9/    Moody's/10/   Fitch/11/
   -------------------------- ---------------------- ------------- ------------
   Cleveland Electric         BBB                    Baa2          BBB-
   Toledo Edison              BBB                    Baa2          BBB-
   Penn Power                 BBB+                   Baa1          BBB+
   Jersey Central Power       BBB+                   Baa1          BBB+
   Metropolitan Edison Co.    BBB+                   Baa1          BBB+
   -------------------------- ---------------------- ------------- ------------

         Ohio Edison and Pennsylvania Electric Company no longer have ratings for the senior secured debt category. However, Ohio Edison's senior unsecured debt is rated BBB- by S&P, Baa2 by Moodys and BBB by Fitch; and Pennsylvania


----------
8 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

9    Standard & Poor's Rating Services

10   Moody's Investors Service, Inc.

11   Fitch, Inc.

Electric Company's senior unsecured debt is rated BBB by S&P, Baa2 by Moodys and BBB by Fitch.

         FirstEnergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.  REGULATORY APPROVALS
         --------------------

         As indicated in Item 3 above, the Utility Subsidiaries have obtained the requisite findings under Section 32(c) of the Act from the PUCO, PPUC, NJBPU and NYPSC in order or for the transferred fossil-fuel and hydroelectric plants to be considered "eligible facilities." (See Exhibits D-6, D-8, D-10 and D-12.) Thus, the approval of the Commission for the transfer of these plants is not required. Penn Power has obtained the approval of the PPUC for the proposed transactions under Pennsylvania's affiliated interest statute. (See Exhibit D-2.) Also, prior to the merger of FirstEnergy and GPU, the Utility Subsidiaries obtained the authorization of the FERC for the transfer the fossil and hydroelectric plants to FE GenCo./12/ No other state or federal commission or agency, other than this Commission, has jurisdiction over the transactions for which authorization is sought in this Application/Declaration.

ITEM 5.  PROCEDURE
         ---------

         The Commission has issued a notice of filing of this Application/Declaration, and no hearing has been requested. It is requested that the Commission issue an order approving the transactions proposed herein as soon as the Commission's rules allow. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless the Division of Investment Management opposes the matters covered hereby.


----------
12 See FirstEnergy Corp., et al., 94 FERC P. 61,179 (2001). Under the FERC order, the exercise of the purchase option under the Master Lease must occur prior to January 1, 2006.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

(a)      Exhibits.

         A      None.

         B-1 Master Facility Lease, dated as of January 1, 2001, between Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, as lessors, and FirstEnergy Generation Corp., as lessee (incorporated by reference to Exhibit 10-147 to the Annual Report on Form 10-K of Ohio Edison Company for the year ended December 31, 2004, File No. 1-2578).

         B-1(a) Amendment No. 1 to Master Facility Lease (filed herewith).

         B-2 Fossil Purchase and Sale Agreement by and between Ohio Edison Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

         B-3 Fossil Purchase and Sale Agreement by and between Pennsylvania Power Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

         B-4 Fossil Purchase and Sale Agreement by and between The Cleveland Electric Illuminating Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

         B-5 Fossil Purchase and Sale Agreement by and between The Toledo Edison Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

         B-6    Previously filed exhibit withdrawn.

         B-7    Previously filed exhibit withdrawn.

         B-8    Previously filed exhibit withdrawn.

         B-9    Previously filed exhibit withdrawn.

         B-10 Form of Ohio Edison Fossil Note (revised exhibit filed herewith).

         B-11   Form of Penn Power Fossil Note (revised exhibit filed herewith).

         B-12 Form of Cleveland Electric Fossil Note (revised exhibit filed herewith).

         B-13 Form of Toledo Edison Fossil Note (revised exhibit filed herewith).

         B-14   Previously filed exhibit withdrawn.

         C      Not applicable.

         D-1 Application of Penn Power to Pennsylvania Public Utility Commission for Approval of Affiliated Interest Agreements (Fossil) (previously filed).

         D-2 Order of the Pennsylvania Public Utility Commission Approving Affiliated Interest Agreements (Fossil) (included in Exhibit D-8 below).

         D-3    Previously filed exhibit withdrawn.

         D-4    Exhibit deleted.

         D-5 Application under Section 32(c) of the Act to the Public Utilities Commission of Ohio - Fossil Plants (previously filed).

         D-6 Order under Section 32(c) of the Act of the Public Utilities Commission of Ohio - Fossil Plants (filed herewith).

         D-7 Application under Section 32(c) of the Act to the Pennsylvania Public Utility Commission - Fossil Plants (previously filed).

         D-8 Order under Section 32(c) of the Act of the Pennsylvania Public Utility Commission - Fossil Plants (filed herewith).

         D-9 Application under Section 32(c) of the Act to the New York Public Service Commission - Fossil Plants (previously filed).

         D-10 Order under Section 32(c) of the Act of the New York Public Service Commission - Fossil Plants (filed herewith).

         D-11 Application under Section 32(c) of the Act to the New Jersey Board of Public Utilities Commission - Fossil Plants (previously filed).

         D-12 Order under Section 32(c) of the Act of the New Jersey Board of Public Utilities Commission - Fossil Plants (filed herewith).

         D-13   Previously filed exhibit withdrawn.

         D-14   Exhibit deleted.

         D-15   Previously filed exhibit withdrawn.

         D-16   Exhibit deleted.

         D-17   Previously filed exhibit withdrawn.

         D-18   Exhibit deleted.

         D-19   Previously filed exhibit withdrawn.

         D-20   Exhibit deleted.

         E      Not applicable.

         F-1    Opinion of Thelen Reid & Priest, LLP (filed herewith).

         F-2    Opinion of Gary Benz, Esq. (filed herewith).

         G      Form of Federal Register Notice (previously filed).

         H Consolidated Capitalization Ratios of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison as of June 30, 2005, actual and pro forma (revised exhibit filed herewith).

         I Average Weighted Cost of Long-term Debt of Utility Subsidiaries as of September 30, 2005 (revised exhibit filed herewith).

         (B)    FINANCIAL STATEMENTS.

         FS-1 FirstEnergy Corp. Consolidated Balance Sheets as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to FirstEnergy Form 10-K for the period ended December 31, 2004) (File No. 333-21011).

         FS-2 Ohio Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Ohio Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-2578).

         FS-3 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-K for the period ended December 31,
                2004) (File No. 1-2323).

         FS-4 The Toledo Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Toledo Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-3583).

         FS-5 Pennsylvania Power Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2004) (File No. 1-3491).

         FS-6 FirstEnergy Corp. Consolidated Balance Sheets as of June 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the six months ended June 30, 2005. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended June 30, 2005) (File No. 333-21011).

         FS-7 Ohio Edison Company Consolidated Balance Sheet as of June 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2005. (Incorporated by reference to Ohio Edison Company Form 10-Q for the period ended June 30, 2005) (File No. 1-2578).

         FS-8 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of June 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2005. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-Q for the period ended June 30,
                2005) (File No. 1-2323).

         FS-9 The Toledo Edison Company Consolidated Balance Sheet as of June 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2005. (Incorporated by reference to The Toledo Edison Company Form 10-Q for the period ended June 30, 2005) (File No. 1-3583).

         FS-10 Pennsylvania Power Company Consolidated Balance Sheet as of June 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2005. (Incorporated by reference to Pennsylvania Power Company Form 10-Q for the period ended June 30, 2005) (File No. 1-3491).

         FS-11 Pro forma Balance Sheet of Ohio Edison Company, together with journal entries (updated exhibit filed herewith).

         FS-12 Pro forma Balance Sheet of Pennsylvania Power Company, together with journal entries (updated exhibit filed herewith).

         FS-13 Pro forma Balance Sheet of Cleveland Electric Illuminating Company, together with journal entries (updated exhibit filed herewith).

         FS-14 Pro forma Balance Sheet of Toledo Edison Company, together with journal entries (updated exhibit filed herewith).

         FS-15 Pro forma Balance Sheet of FirstEnergy Corp. (stand-alone), together with journal entries (updated exhibit filed herewith).

         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from June 30, 2005, to the date of this Application/Declaration.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

         The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

         Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this amended and restated Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company


                                     By:/s/ Harvey L. Wagner
                                            ---------------------
                                     Name:  Harvey L. Wagner
                                     Title: Vice President, Controller and
                                            Chief Accounting Officer

Date: October 18, 2005